

November 10, 2010

Mr. Mark S. Casady
Chief Executive Officer and Chairman
LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108

> **Re:** **LPL Investment Holdings Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-167325**

Dear Mr. Casady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Stockholders, page 123

1. We note that many of the selling stockholders are your officers, directors or affiliates. Please revise your disclosure in the section to clarify which of your selling stockholders are your officers, directors or affiliates. See Item 507 of Regulation S-K which requires you to "indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates."

2. Please disclose whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders are broker-dealers or affiliates of a broker-dealer, disclose if any of the selling stockholders received these shares as underwriting compensation. For affiliates of a broker-dealer, please tell us if the seller purchased in the ordinary course of business; and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or

indirectly, with any person to distribute the securities. Revise your disclosure accordingly. We may have additional comments.

Certain Relationships and Related Party Transactions, page 120

3. We note your disclosure regarding the loans you forgave to employees becoming executive officers of the company. Please provide all the disclosure required by Item 404 of Regulation S-K with respect to these loans.

Underwriting, page 137

4. Please expand your conflicts of interest disclosure to discuss any potential conflicts and risks resulting from Goldman Sachs & Co. and its affiliates' participation as selling stockholders in the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Julie H. Jones, Esq.
        Keith F. Higgins, Esq.
        Ropes & Gray LLP